DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 11, 2007 File #82-627

Securities & Exchange Commission
Office of International Corporate Fina[redacted]
450 – 5th Street NW
Washington, D.C.
20549

07026840

RECEIVED
2007 SEP 21 A 6:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated September 11, 2007

Enclosed is a copy of our News Release dated September 11, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

SUPPL

Adolf A. Petancic
President

Enclosure

dlw 9/21

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

DENTONIA RESOURCES LTD.
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 11, 2007 For Immediate Release

UPDATE

- **The Lennac Lake Porphyry Mo Prospect, Babine Lake Area, B.C.**
- **Enhanced Tax Credit**

Dentonia Resources Ltd. ("Dentonia") has now completed 3 holes and is currently drilling the fourth hole at the Lennac Lake copper-molybdenum property, located 45 kilometres east of Smithers in west central British Columbia. The property is located in the Babine Porphyry copper district where two past producing mines, Bell and Granisle, are located.

The current drill program is targeting an area of molybdenum showings collectively referred to as the "Southeast zone". This zone, which was located in the early 1990's has not been drill tested prior to the current drill program. Other zones on the property - the West, East and Jacob zones were partially drill-tested in 1973 and 1974 by Amax Exploration and British Newfoundland Exploration.

Dentonia is encouraged by the type of alteration and sulphide mineralization intersected in the first 3 drill holes, which confirms that the Southeast zone is a porphyry molybdenum-copper type mineral occurrence. However, no assay results have been received from the first 3 holes so there is no information on the grade of the molybdenum and copper mineralization intersected in the first 3 drill holes.

To date the initial drilling is being carried out with a portable drill rig, limiting the depth of the drill holes to about 100m. A winter drill program of 5,000 meters with a larger drill rig (Longyear 38), at an estimated cost of $1,000,000, is proposed, subject to financing.

The area covering the Lennac Lake mineralization is within the area defined by the Provincial Government as an area infested by Mountain Pine Beetles and thus entitle to an enhanced tax credit of 30% for Provincial purposes.

To quote from the Government's bulletin:

> "**<u>Mineral Exploration Tax Credit for Mountain Pine Beetle Affected Areas</u>**
>
> Effective for eligible expenses incurred after February 20, 2007, mineral exploration in prescribed Mountain Pine Beetle affected areas is eligible for an enhanced tax credit rate of 30%. The tax credit is available to eligible individuals, corporations and partnerships conducting grass root mining exploration in B.C. The expiry date for the enhanced tax credit rate will be December 31, 2016."

Interest to be Earned

Dentonia has an option to earn a 100% interest in the Lennac Lake project, subject to a 2% royalty, with buyout rights.

Brittain River Molybdenum Prospect, Jervis Inlet, Southwest, B.C.

At the date of this news release, Dentonia has not received a Mine Act Permit, a requirement before exploration can commence; however, Dentonia is continuing "to consult" with the Sechelt First Nation and has agreed, at a meeting on August 30, 2007, to bear the cost of an archeological survey and a biological assessment of the proposed exploration at Brittain River.

These reports will be made available to the Government of British Columbia and the Sechelt First Nation, thereby, in Dentonia's opinion, complying with the current law as decided in the Delgamuukw, Haida, and Platinex (Ontario) cases.

WO Diamond Project, Lac de Gras, NWT

Results from the winter 2006/2007 bulk sample will be made available within the next few days.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END